June 5, 2023

Yo-Health, Inc.

999 Gerry Avenue

Lido Beach, New York 11561

Peter Thawnghmung, Chief Executive Officer

Yohealthoh@gmail.com

513-649-4881

Via EDGAR

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

Re: YO-Health, Inc.

Registration Statement on Form 10

Filed February 9, 2023

File No. 000-56521

Dear Mr. Ewing:

On behalf of  YO-Health, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form 10 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Ms. Rosemarie Moschetta, the Company’s Secretary/Treasurer, dated March 8, 2023, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 1, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Charles Eastman, Jean Yu, Sarah Sidwell and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form 10 filed February 9, 2023

Item 1. Description of Business, page 3

1.Please revise this section to ensure that your disclosure addresses each of the applicable requirements of Item 101(h) of Regulation S-K and clearly discusses the current status of your business and operations. For example, we note that your business plan section does not provide an adequate understanding of your business.

Response:  The Company has revised its disclosure on page 3 in response to the Staff’s comment

2.Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Response: The Company has revised its disclosure on page 3 in response to the Staff’s comment.

Item 1A. Risk Factors, page 5

3. Please revise and update this section to further address the material risks related to your retail, wholesale, manufacturing and distribution food business.

Response:  The Company has revised its disclosure on page 5 in response to the Staff’s comment.

4.We note your risk factor indicating that COVID-19 poses risks to your company. Please update and tailor your risk factor disclosure if COVID-19 has materially impacted your operations. If applicable, please specifically describe the adverse effects you have experienced and the associated risks.

Response: The Company has updated its discussion of the COVID-19 risk factor and in conjunction has noted that the public health emergency declared by the Department of Health and Human Services(HHS) on Jan. 31, 2020 was terminated by law passed and signed by the President on April 1, 2023.

Item 2. Financial Information, page 11

5.Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:  The Company has revised its disclosure on page 11 in response to the Staff’s comment.

6.We note your disclosure that "Based on that evaluation, management concluded that our internal control over financial reporting was not sufficient as of the period ended September 30, 2022." Please revise to state that your internal control over financial reporting was not effective. Refer to Regulation S-K Item 308 (a)(3). Please also note that Item 308 of Regulation S-K is an annual assessment and is not required for interim periods.

Response:  The Company has revised its disclosure on page 11 in response to the Staff’s comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Company Insiders and Affiliates, page 18

7.Please provide the beneficial ownership disclosure as of a more recent practicable date. Refer to Item 403 of Regulation S-K.

Response: The Company has updated its ownership disclosure to December 31, 2022.

8.We note your disclosure that Freedom Unlimited Properties LLC is owned in its entirety by Vila and Peter Thawnghmung. Please clarify why it appears that the shares held by Freedom Unlimited Properties LLC are not included in the beneficial ownership of Vila and Peter Thawnghmung.

Response: The Company has revised the disclosure to add the Freedom Unlimited Properties LLC shares to the shares held by Vila and Peter Thawnghmung with a footnote that 4,000,000 shares of that total are held in the name of Freedom Unlimited Properties LLC.

Item 5. Directors and Executive Officers, page 18

9.Please provide the names and positions of each of the directors and officers as of the date of the document.

Response:  The Company has revised its disclosure on page 18 in response to the Staff’s comment.

10.Please revise your disclosure to state the business experience during the past five years for each of the directors and officers. Refer to Item 401 of Regulation S-K.

Response:  The Company has revised its disclosure on page 18 in response to the Staff’s comment.

11.Please identify who is performing the functions of your principal financial officer.

Response:  The Company has revised its disclosure on page 18 in response to the Staff’s comment.

Item 6. Executive Compensation, page 20

12.Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response:  The Company has revised its disclosure on page 20 in response to the Staff’s comment.

13Please amend your first paragraph under header Annual Compensation to remove references to "Western Sierra".

Response:  The Company has revised its disclosure on page 20 in response to the Staff’s comment.

Item 10. Recent Sales of Unregistered Securities, page 21

14.Please provide the number of outstanding warrants as of the most recent practicable date.

Response:  The Company has revised its disclosure on page 21 in response to the Staff’s comment.

Statements of Operations, page F-3

15.Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10- 50, as applicable. Accordingly, similarly revise your financial statements for the interim periods.

Response: The Company has revised its financial statements on pages F-3 and to F-15 include EPS information.

Statement of Cash Flows for the Year Ended December 31, 2021, page F-5.

16.You have presented a Mortgage payable of $1,134,249 in your Cash Flows From Operating Activates within your Statement of Cash Flows for the year ended December 31, 2021. This balance appears to be related to mortgages that were assumed as part of an exchange agreement with Yoshi Properties LLC for which you acquired 100% membership interest and have described as real property purchases on page 17. In this regard, it appears the purchases should be classified as a non-cash activity and disclosed outside of the statement of cash flows. Please advise or alternatively, revise your presentation accordingly. You may refer to ASC 230-10-50-3 and 4 for further guidance.

Response:   The Statements of Cash Flows has been changed to reflect the amount of $1,134,249 classified as a non-cash activity.

Note 1 - Organization and Description of Business

Nature of Operations, page F-6

17.We note from your disclosure you entered into an Exchange Agreement with Yoshi Properties, LLC for which you acquired 100% of the member interests. Pursuant to the Exchange Agreement filed as Exhibit 21.1, the acquisition of such member interests was made in exchange for consideration of 1,000,000 shares of Yo-Health, Inc. In this regard, please describe for us in greater detail your accounting treatment for the share exchange agreement; how the shares issued and assets acquired in the transaction were valued; and cite the guidance your relied upon in determining your treatment. Assuming satisfactory response, revise the notes to the financial statements to disclose your accounting treatment in clear and concise terms, including 1,000,000 shares were issued as part of the exchange agreement.

Response: The Company considers this transaction as a purchase of property, as opposed to an acquisition since the LLC had no other assets or liabilities, and there were no other intangible assts per se that came with the purchase. Additionally the transaction was done with related parties. The fair market value of the properties acquired was estimated to be equivalent to the mortgages assumed.  The 1,000,000 shares were treated as stock based compensation.  The Company has updated its disclosure on page F-6 and F-11.

18.Please revise your notes to the financial statements to comply with the disclosure requirements outlined in ASC 280-10-50, as applicable.

Response:  The Company has updated its segment disclosures in the annual and interim financial statement

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

19.We note your revenue recognition policy on page F-8; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. Consideration should be given to the level of detail necessary to satisfy the disclosure objective. In this regard, the information should be specific to the company and avoid the use of boilerplate language.

Response: The Company has updated its disclosures on F-9 and F-20 in the annual and interim financial statements.

General

20.Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

Response: The Company intends to go forward and has filed its Form10-K for the period ending 12/31/22 and is preparing to file its Form 10-Q for the period ending 3/31/23.

21.We note that the investment opportunities section of your website states “Yo-Health, Inc. is currently offering very attractive pre-IPO investment opportunities in the growing food sector. The company plans to be publicly listed during 2022. Please contact our headquarters or Yo-Health’s management team for details.” Please tell us what investment opportunities are being provided to potential investors. If you are conducting a private offering of securities, please tell us which exemption from registration you intend to claim, briefly state the facts relied upon to make the exemption available and why registration is not required.

Response:   The Company’s objective was to attract co-venturers as managers of the food operations. Contractors were to become equity holders in the parent in addition to contractors for the location. The offer was to be a combination of stock and a profit-sharing joint venture with YO-Health Inc. Complications arising from local franchise laws caused the Company to abandon the concept and no transactions were consummated. The quoted language has been removed from the Company’s website.

Sincerely,

/s/ Peter Thawnghmung, CEO
Peter Thawnghmung